Date of Filing:  January 23, 2001
File No.: 1-16169
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                                   Form U-5A

                         NOTIFICATION OF REGISTRATION

                Filed under Section 5(a) of the Public Utility
                          Holding Company Act of 1935

                         Exelon Ventures Company, LLC

                              Name of Registrant

The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:

(1)  Exact name of registrant: Exelon Ventures Company, LLC

(2) Address of principal executive offices: 10 South Dearborn Street, 37th Floor, Chicago, Illinois 60603

(3) Name and address of officer to whom notices and communications should be addressed:

                     Ruth Ann M. Gillis
                     Exelon Ventures Company, LLC
                     10 South Dearborn Street, 37th Floor,
                     Chicago, Illinois 60603

(4) Certain information regarding the registrant and each subsidiary company thereof (indented to reflect parent-subsidiary relationships):


                     Exelon Ventures Company & Subsidiaries


Name of Company                                                     Organization          State      Type of Business
Exelon Generation Company, LLC                                      LLC                   PA         Holding Company
    PECO Energy Power Company                                       Corporation           PA         Utility
        Susquehanna Power Company                                   Corporation           MD         Utility
            The Proprietors of the Susquehanna Canal                Corporation           MD         Inactive
    Susquehanna Electric Company                                    Corporation           MD         Utility
    AmerGen Energy Company, LLC (50% interest)                      LLC                   DE         Exempt Wholesale Generator
        AmerGen Vermont, LLC                                        LLC                   VT         Exempt Wholesale Generator
    Exelon (Fossil) Holdings, Inc.                                  Corporation           DE         Investment
        Sithe Energies Inc. (49.9% interest)                        Corporation           DE         Energy-related
    Exelon Peaker Development General, LLC                          LLC                   DE         Investment
    Exelon Peaker Development Limited, LLC                          LLC                   DE         Investment
        Extex LaPorte L.P.                                          L.P.                  TX         Exempt Wholesale Generator
    Concomber Ltd.                                                  Corporation           Bermuda    Captive Insurance Company

Exelon Enterprises Company, LLC                                     LLC                   PA         Energy Services
    Exelon Communications Holdings LLC                              LLC                   DE         Telecommunications

CH-1140993

Name of Company                                                     Organization          State      Type of Business
        AT&T Wireless PCS of Philadelphia, LLC (49% interest)       LLC                   DE         Telecommunications
        PHT Holdings LLC                                            LLC                   DE         Telecommunications
             PECO Hyperion Telecommunications (49%                  Partnership           PA         Telecommunications
               interest held; PECO holds 1% interest)
        Exelon Communications LLC                                   LLC                   PA         Telecommunications
        Energy Trading Company                                      Corporation           DE         Investment
        Enterprises Management, Inc.                                Corporation           PA         Investment
        UniGrid Energy LLC (50% interest)                           LLC                   DE         Energy-related
        CIC Global, LLC (50% interest)                              LLC                   DE         Telecommunications
        Exelon Capital Partners, Inc.                               Corporation           DE         Investment (investments in
                                                                                                       Energy-related and
                                                                                                       Telecommunications)
            Enertech Capital Partners II (approximately 11%         Corporation           DE
              interest)
            Permits Now (approximately 15% interest)                Corporation           MD
            OmniChoice.com, Inc. (approximately 30% interest)       Corporation           DE
    VITTS Network Group, Inc. (approximately 20%                    Corporation           DE
      interest)
    NEON Communications Inc. (approximately 10% interest)           Corporation           DE
    Exelon Infrastructure Services, Inc. (approximately 95%         Corporation           DE         Infrastructure Services
      interest)
        Exelon Infrastructure Services of PA, Inc.                  Corporation           DE         Infrastructure Services
            EIS Engineering, Inc.                                   Corporation           DE         Infrastructure Services
                P.A.C.E. Field Services, LLC                        LLC                   DE         Infrastructure Services
                P.A.C.E. Environmental, LLC                         LLC                   DE         Infrastructure Services
        Chowns Communications, Inc.                                 Corporation           DE         Infrastructure Services
        Fischbach and Moore Electric, Inc.                          Corporation           DE         Infrastructure Services
        MRM Technical Group, Inc.                                   Corporation           DE         Infrastructure Services
            Aconite Corporation                                     Corporation           MN         Infrastructure Services
            Gas Distribution Contractors, Inc.                      Corporation           MO         Infrastructure Services
            Mid-Atlantic Pipeliners, Inc.                           Corporation           DE         Infrastructure Services
            Mueller Distribution Contractors, Inc.                  Corporation           GA         Infrastructure Services
            Mueller Energy Services, Inc.                           Corporation           NY         Infrastructure Services
            Mueller Pipeliners, Inc.                                Corporation           DE         Infrastructure Services
            Mechanical Specialties Incorporated                     Corporation           WI         Infrastructure Services
            Rand-Bright Corporation                                 Corporation           WI         Infrastructure Services
        Syracuse Merit Electric, Inc.                               Corporation           DE         Infrastructure Services
        NEWCOTRA, Inc.                                              Corporation           DE         Infrastructure Services
            Fischbach and Moore, Incorporated                       Corporation           NY         Infrastructure Services
                Fischbach and Moore Electrical                      Corporation           DE         Infrastructure Services
                  Contracting Inc.
                T.H. Green Electric Co., Inc.                       Corporation           NY         Infrastructure Services
        Trinity Industries, Inc.                                    Corporation           DE         Infrastructure Services
        OSP Consultants, Inc.                                       Corporation           VA         Infrastructure Services
            International Communications Services, Inc.             Corporation           NV         Infrastructure Services
            OSP Inc.                                                Corporation           VA         Infrastructure Services
            OSP Servicios, S.A. de C.V.                             S.A. de C.V.          Mexico     Inactive
            OSP Telecom, Inc.                                       Corporation           DE         Infrastructure Services
            OSP Telecomm de Mexico, S.A. de C.V.                    S.A. de C.V.          Mexico     Inactive
            OSP Telcom de Colombia, LTDA                            LTDA                  Colombia   Inactive
            OSP Telecommunications, Ltd.                            Limited               Bermuda    Inactive
            RJE Telecom, Inc.                                       Corporation           FL         Infrastructure Services
            Utility Locate & Mapping Services, Inc.                 Corporation           VA         Infrastructure Services
            Universal Network Services Inc. (49% interest)          Corporation           CA         Infrastructure Services
        Dashiell Holdings Corp.                                     Corporation           DE         Infrastructure Services
            Dashiell Corporation                                    Corporation           TX         Infrastructure Services
                Dacon Corporation                                   Corporation           TX         Infrastructure Services
        VSI Group Inc.                                              Corporation           DE         Infrastructure Services
            International Vital Solutions Group, Inc.               Corporation           MD         Infrastructure Services
        Michigan Trenching Service, Inc.                            Corporation           MI         Infrastructure Services
        Lyons Equipment, Inc.                                       Corporation           MI         Infrastructure Services
    M.J. Electric                                                   Corporation           DE         Infrastructure Services
    Electric Services, Inc.                                         Corporation           DE         Infrastructure Services
        EIS Investments, LLC                                        LLC                   DE         Infrastructure Services
            Web Services, LLC (49% interest) LLC                    LLC                   OK         Infrastructure Services
    Adwin Equipment Company                                         Corporation           PA         Energy-related
    Horizon Energy Company                                          Corporation           PA         Inactive (Energy-related)
    Utility Competitive Advantage Fund I, LLC                       LLC                   DE         Energy-related or
    (11.11% interest)                                                                                  Telecommunications
    Unicom Energy Services Inc.                                     Corporation           IL         Energy Services
    Systems Engineering and Management Corp.                        Corporation           DE         Energy-related
    Unicom Energy Inc.                                              Corporation           DE         Energy-related

Name of Company                                             Organization          State      Type of Business
  Unicom Energy Ohio Inc.                                   LLC                   DE         Energy-related
  AllEnergy Gas & Electric Marketing Company, LLC           Corporation           TN         Energy-related
Unicom Mechanical Services, Inc.                            Corporation           IL         Energy Services
  Wenninger Company, Inc.                                   Corporation           WI         Energy Services
Unicom Power Holdings Inc.                                  Corporation           DE         Energy-related
Unicom Power Marketing Inc.                                 Corporation           DE         Energy-related
Unicom Healthcare Management Inc.                           Corporation           IL         Medical Plan Liabilities
UT Holdings Inc.                                            Corporation           DE         Energy systems
  Northwind Chicago LLC (50% interest)                      LLC                   DE         Energy systems
  Unicom Thermal Development Inc.                           Corporation           DE         Energy systems
  Unicom Thermal Technologies Inc.                          Corporation           IL         Energy systems
  Unicom Thermal Technologies Boston Inc.                   Corporation           DE         Energy systems
     Northwind Boston LLC (25% interest)                    LLC                   MA         Energy systems
  Unicom Thermal Technologies Houston Inc.                  Corporation           DE         Energy systems
     Northwind Houston LLC (25% interest)                   LLC                   DE         Energy systems
        Northwind Houston LP (25% )                         Limited Partnership   DE         Energy systems
  Unicom Thermal Technologies North America Inc.            Corporation           DE         Energy systems
     Northwind Thermal Technologies Canada Inc.             Corporation           Canada     Energy systems
        Unicom Thermal Technologies Inc.                    Corporation           Canada     Energy systems
  UTT National Power Inc.                                   Corporation           IL         Energy systems
     Northwind Midway LLC                                   LLC                   DE         Energy systems
  UTT Nevada Inc.                                           Corporation           NE         Energy systems
     Northwind Aladdin LLC (75% interest)                   LLC                   NV         Energy systems
     Northwind Las Vegas LLC (50% interest)                 LLC                   NV         Energy systems
  UTT Phoenix, Inc.                                         Corporation           DE         Energy systems
     Northwind Arizona Development LLC (50% interest)       LLC                   DE         Energy systems
     Northwind Phoenix LLC (50% interest)                   LLC                   DE         Energy systems


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Chicago and State of Illinois on the 23rd day of January, 2001.


                          EXELON VENTURES COMPANY, LLC



                                        By:  /s/  Ruth Ann M. Gillis
                                             ------------------------------
                                        Name:   Ruth Ann M. Gillis
                                        Title:  Vice President, Finance


(Seal)
Attest:


  /s/  Scott N. Peters
-----------------------------------

                                 VERIFICATION

State of Illinois
County of Cook

The undersigned being duly sworn deposes and says that she has duly executed the attached Notification of Registration dated January 23, 2001 for and on behalf of Exelon Ventures Company, LLC; that she is the Vice President, Finance of such company; and that all action taken by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

                                       By: /s/  Ruth Ann M. Gillis
                                       ---------------------------------
                                       Name:  Ruth Ann M. Gillis


(OFFICIAL SEAL)
Subscribed and sworn to before me, a notary public this 23rd day of January,
2001


 /s/ Mary L. Kwilos
---------------------
My commission expires October 26, 2001